UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Shattuck Labs, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
82024L103
(CUSIP Number)
Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 4, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 82024L103

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,624,960 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,624,960 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,624,960 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Clients (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by Redmile Group, LLC (“Redmile”) are held directly by certain private investment vehicles and/or sub-advised accounts managed by Redmile, including Redmile Biopharma Investments II, L.P. (collectively, the “Redmile Clients”). Redmile as the investment manager to each Redmile Client exercises voting and investment power over all of the shares held by the Redmile Clients and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 47,739,708 shares of Common Stock outstanding on November 1, 2024, as disclosed in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2024 filed on Form 10-Q with the SEC on November 14, 2024 (the “Form 10-Q”).

CUSIP No.: 82024L103

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,624,960 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,624,960 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,624,960 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Clients.

(2) The aggregate amount of shares of the Common Stock that may be deemed beneficially owned by Jeremy C. Green are held directly by the Redmile Clients. Redmile as the investment manager to each Redmile Client exercises voting and investment power over all of the shares held by the Redmile Clients and may be deemed to be the beneficial owner of these shares. Mr. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 47,739,708 shares of Common Stock outstanding on November 1, 2024, as disclosed in the Form 10-Q.

CUSIP No.: 82024L103

1.	NAME OF REPORTING PERSON
Redmile Biopharma Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,338,997
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,338,997

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,338,997
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class calculated based on 47,739,708 shares of Common Stock outstanding on November 1, 2024, as disclosed in the Form 10-Q.

This amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020 and amendment No. 1 to the Schedule 13D filed with the SEC on December 21, 2023 (collectively, the “Prior Schedule 13D”) by Redmile Group, LLC, Jeremy C. Green, and Redmile Biopharma Investments II, L.P. relating to the Common Stock of the Issuer.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

On December 4, 2024, certain private investment vehicles managed by Redmile, including Redmile Biopharma Investments II, L.P. (“RBI II” and collectively with the other private investment vehicles managed by Redmile, the “Redmile Clients”), engaged in cross trades with respect to 1,026,888 shares of Common Stock. RBI II also purchased 133,371 shares of Common Stock and certain other Redmile Clients sold 133,371 shares of the Issuer’s Common Stock, in each case, concurrently with the cross trades at the same price. The reported transactions occurred simultaneously, at which time the price per share of the Common Shares was $1.25 per share. The source of funds for the concurrent purchases of Common Stock by RBI II was the working capital of RBI II. For the avoidance of doubt, the reported transactions resulted in no realized profit to Redmile or Jeremy Green and the cross trades and other transactions resulted in no change to the aggregate beneficial ownership of Redmile or Mr. Green.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 456,784 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 494,932 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 374,149 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 301,022 shares of Common Stock and a Warrant (as defined below) to purchase 1,233,414 shares of Common Stock held by Redmile Strategic Long Only Trading Sub, Ltd., (v) 467,910 shares of Common Stock and a Warrant to purchase 316,997 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (vi) 3,338,997 shares of Common Stock and a Warrant to purchase 1,550,412 shares of Common Stock held by Redmile Biopharma Investments II, L.P., and (vii) 105,930 shares of Common Stock held by RedCo I, L.P. Redmile is the investment manager/adviser to each of the Redmile Clients listed in items (i) through (vii) and, in such capacity, exercises voting and investment power over all of the securities held by the Redmile Clients and may be deemed to be the beneficial owner of these securities. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such shares, if any.

Subject to the Beneficial Ownership Blocker (as defined below), Redmile and Mr. Green may be deemed to beneficially own the 3,100,823 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the “Warrants”) described in the preceding paragraph. Pursuant to the terms of the Warrants, the Common Stock that may be acquired upon exercise of the Warrants shall be limited to the extent that, following such exercise, the total number of shares of Common Stock then beneficially owned by the holder of the Warrants, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would exceed the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock held directly by the Redmile Clients at the time of this filing exceeds 9.99% in the aggregate, the exercise of the Warrants held by Redmile Clients are limited in their entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership of any of the shares of Common Stock issuable upon exercise of the Warrants and such shares have not been included in the aggregate amount of securities reported in this Schedule 13D.

Redmile and Mr. Green may also be deemed to beneficially own 85,236 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing. The stock options were granted to Mike Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options to Redmile.

For purposes of this Schedule 13D, the percent of class calculated based on 47,739,708 shares of Common Stock outstanding on November 1, 2024, as disclosed in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2024 filed on Form 10-Q with the SEC on November 14, 2024.

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,624,960

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,624,960

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,624,960

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,624,960

Redmile Biopharma Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,338,997

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,338,997

(c) The information in Item 3 above and Item 6 below is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2024	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: December 6, 2024	/s/ Jeremy C. Green
JEREMY C. Green

Dated: December 6, 2024	redmile biopharma investments ii, l.p.
By: Redmile biopharma Investments II (GP), LLC, its general partner By: Redmile Group, LLC, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member